SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 21, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces the appointment of Ms. Osnat Ronen as the chairman of the board of directors

PARTNER COMMUNICATIONS ANNOUNCES
THE APPOINTMENT OF MS. OSNAT RONEN AS THE
CHAIRMAN OF THE BOARD OF DIRECTORS

ROSH HA'AYIN, Israel, November 21, 2019 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that the Company's Board of Directors resolved to appoint Ms. Osnat Ronen to serve as the Chairman of the Board of Directors. Ms. Osnat Ronen will replace Mr. Adam Chesnoff who gave notice at the beginning of the week of his resignation from his position as Chairman of the Board of Directors of the Company.

Ms. Osnat Ronen noted: "On behalf of Partner, I would like to thank the outgoing Chairman of the Board of Directors, Mr. Adam Chesnoff, for his great contribution to the success of the Company. After a decade in which I have served as a director at Partner, I would like to thank the Board of Directors for the trust they have placed in me with the nomination for the position of Chairman of the Company.

Partner is currently in an excellent position due to proper preparation and building a strategy that is suited to the current telecommunications market. Partner has an excellent management team and I am confident that the Company, together with its management, led by the CEO, Mr. Itzik Benbenisti, its employees and together with the Board of Directors, will continue to lead the Company to achievements. "

Ms. Osnat Ronen has been a director in the Company since December 2009 and was nominated by the Israeli founding shareholders. Ms. Osnat Ronen serves on the Board of Directors of several companies, including Fox-Wizel Ltd. and Discount Capital Underwriters and was one of the founders of Wecheck Ltd. In the past, she served on the Board of Directors of multiple companies, including, Mizrahi-Tefahot Bank Ltd. where she served as the head of the Audit and Finance Committee. In addition, Ms. Osnat Ronen was a General Partner of Viola PE. Ms. Ronen also served in various senior positions in the Leumi Le Israel BM group, including as the Deputy Chief Executive Officer of Leumi Partners Ltd.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: November 21, 2019